Michael McMullen Chief Executive Officer and Director Stillwater Mining Company 1321 Discovery Drive Billing, Montana 59102

Via Edgar

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

January 21, 2014

Re: Stillwater Mining Company (“Registrant”)

Form 10-K for the Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-13053

Dear Ms. Jenkins:

Set forth below are the responses of Stillwater Mining Company, a Delaware corporation (the “Registrant”) to comments received from the staff of Office of Beverages, Apparel, and Mining of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2013, with respect to the review of the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on February 27, 2013 (the “Form 10-K”). For your convenience, the individual Staff comments are reproduced along with each response.

Form 10-K for the Year Ended December 31, 2012

Discussion, page 18

1. We note your reconciliation of your proven and/or probable reserves in this section, but do not find disclosure within your filing regarding your mine production tonnage and grade of the materials extracted from your mines, mill tonnage and grade, metallurgical recoveries, concentrate tonnage and grade produced or smelter recoveries. In future filings please include these production statistics within your filing as required by Regulation S-K, Instructions to Item 102, Part 3.

Response.

The Registrant respectfully submits that it has already provided most of the referenced information in the document (please see Selected Financial Data on pages 58 and 59 of the Form 10-K). In an effort to avoid duplicative disclosure but ensure investor awareness of this disclosure, the Registrant proposes in its future filings to reference these tables in the Proven and Probable Ore Reserves – Discussion section. In addition, the Registrant will expand its Selected Financial Data tables to include disclosure of concentrate grades and tonnages.

Project Description, page 24

2. Although you refer to the Marathon project as an “advanced stage development project”, your disclosure indicates you have not yet begun commercial development activities. Please modify your description of the Marathon project throughout your future filings to reflect the status of the project (i.e. not an “advanced stage” development project), or tell us why you believe no modification is necessary.

Response.

In its future filings, the Registrant will characterize the Marathon project as a development project until the mine is completed and operational or a determination is made not to proceed further with the project.

3. We note your disclosure of proven and probable reserves identified in that report totaled 91 million ore tonnes grading 0.246% copper, 0.832 g/t palladium and 0.237 g/t platinum. Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as “proven and probable” only if proven and probable reserves cannot be readily segregated. In future filings please report your proven and/or probable reserves separately for all your properties.

Response.

The Registrant agrees with the Staff comment, and in future filings that include disclosure of proven and probable ore reserves, the Registrant will report proven ore reserves separately from probable ore reserves for each applicable property.

4. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. In future filings, please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

Response.

In its applicable future filings, the Registrant will include disclosure of the cutoff grade assumed and a discussion of the relevant parameters used to determine the cutoff grade. The disclosure also will include an assertion that, based on those parameters, the Registrant believes that the resource has reasonable prospects for economic extraction in accordance with the guidance in Industry Guide No. 7.

5. In future filings, please disclose the following information within or adjacent to your reserve tables:

•	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

•	The cutoff grade used.

•	The metallurgical recovery factor for each of your mines.

•	All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

•	The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

•	A statement indicating whether your resource estimates are inclusive of exclusive of your reserve estimates.

Response.

The Registrant will include the information requested by the Staff in its applicable future filings, either in footnotes to the ore reserve table or in discussion located adjacent to the table. However, with regard to the final item, it is the Registrant’s understanding that Industry Guide No. 7 precludes providing specific resource estimates beyond proven and probable reserves in its regular filings with the Commission.

6. Please disclose whether or not a reserve audit has been performed over the last three years in your future filings.

Response.

The Registrant will disclose in its future filings the information requested by the Staff. Behre Dolbear and Company (USA) Inc., an independent mining engineering firm, has conducted ore reserve audits for the Stillwater and East Boulder Mines for each of the years 2012, 2011, and 2010.

Selected Financial Data, page 57

Reconciliation of Non-GAAP Measures to Costs of Revenues, page 62

7. You present three non-GAAP cost measures (operating costs, cash costs and production costs) in three different units of measurement (total dollars, per ounce produced, and per ton milled), all of which are net of revenue from the sale of by-products. Please modify your disclosure in future filings for all nine non-GAAP measures to:

•	compute and disclose each of these non-GAAP measures as both gross and net of by-product revenues, either through a separate computation or as a subtotal in your current computation (for example: cash costs exclusive of by-product credits; cash costs net of by-product credits);

•	revise the titles of your non-GAAP measures throughout your filings to clarify that the measures are net of by-product credits (e.g. “cash costs, net of by-product credits” or “operating costs, net of by-product credits”); and

•	disclose why you believe presenting a cost measure for producing palladium and platinum, net of revenue from by-products, is useful to your investors.

Response.

The Registrant began introducing changes similar to those requested by the Staff in its Third Quarter 2013 Quarterly Report on Form 10-Q. In line with earlier common practice in the mining industry, the Registrant’s historical reporting (prior to 2008) considered by-product sales proceeds as an offset to mining operating costs rather than as a component of sales revenue; consequently, these non-GAAP cost measures historically included these by-product credits. The Registrant agrees that this method no longer matches the income statement disclosure, but also recognizes that certain users of the Registrant’s financial statements may wish to see this non-GAAP measure for comparability purposes. Consequently, the Registrant will provide a reconciliation of this measure both gross and net of by-product credits in its future applicable SEC filings.

As applicable, in its future filings the Registrant will revise the title of each of these non-GAAP measures to clarify that the measures are before or net of by-product credits.

As requested, the following is an example of the proposed disclosure, including the adjustments proposed in Comment #8 below.

(In thousands, except per ounce and per ton data)	2013	2012	2011	2010	2009
Consolidated:
Total cash cost before by-product and recycling credits (Non-GAAP)		290,346	272,719	232,835	220,310
By-product credit		30,642	35,963	27,980	23,645
Recycling income credit		11,042	19,416	12,070	5,908

Total cash cost net of by-product and recycling credits (Non-GAAP)		248,662	217,340	192,785	190,757
Divided by platinum/palladium ounces produced		514	518	485	530
Total cash cost before by-product and recycling credits per ounce Pt/Pd produced (Non-GAAP)		565	526	480	416
By-product credit per ounce Pt/Pd produced		60	69	58	45
Recycling income credit per ounce Pt/Pd produced		21	37	25	11

Total cash cost net of by-product and recycling credits per ounce Pt/Pd produced (Non-GAAP)		484	420	397	360
Divided by ore tons milled		1,150	1,210	1,181	1,184
Total cash cost before by-product and recycling credits per ore ton milled (Non-GAAP)		252	225	197	186
By-product credit per ore ton milled		27	30	24	20
Recycling income credit per ore ton milled		10	16	10	5

Total cash cost net of by-product and recycling credits per ore ton milled (Non-GAAP)		216	180	163	161
Reconciliation to consolidated costs of revenues:
Total cash cost net of by-product and recycling credits (Non-GAAP)		248,662	217,340	192,785	190,757
Asset retirement costs		635	584	538	606
Depletion, depreciation and amortization		56,960	61,312	71,121	70,239
Depletion, depreciation and amortization (in inventory)		1,393	(3,492)	365	762
Change in product inventories		(3,452)	903	2,627	(6,797)
Cost of PGM recycling		334,949	358,566	157,310	75,920
PGM recycling—depreciation		1,055	1,066	472	178
By-product credit		30,642	35,963	27,980	23,645
Profit from PGM recycling (before bad debt expense and gain/loss on asset disposals)		11,042	19,416	12,070	5,908

Total consolidated cost of revenues		681,886	691,658	465,268	361,218

Memo: Royalties, Taxes and Other included in Total consolidated cost of revenues		39,593	47,965	32,047	26,615

8. In reconciling from your total consolidated costs of revenues to your total production cost (non-GAAP), you include a reconciling item for “profit from PGM recycling.” Please tell us what this item represents and why you have reduced your costs of revenues by this amount in arriving at total production costs (non-GAAP). Please also expand your future disclosure accordingly.

Response.

“Profit from PGM recycling” is the margin (including interest income) from operating the PGM recycling business segment, and, for the individual mine non-GAAP measures, is allocated between the mining operations based on ounces produced from the respective mines. Discrepancies between the reconciliation schedule and the business segment reporting table in 2010 through 2012 are attributable to fixed asset sales and bad debt expenses not included in the non-GAAP measures.

As discussed in the response to Comment #7, the Registrant has introduced changes separating out the effect of this credit in its Third Quarter 2013 Quarterly Report on Form 10-Q. When the Registrant first began its recycling activities, the margins from recycling were relatively small and were viewed as an offset to the cost of its metal processing operations. Again, this presentation no longer aligns with the income statement disclosure, but certain users of the Registrant’s financial statements may wish to see the non-GAAP measure on a historical basis for comparability. Consequently, the Registrant proposes to continue providing data that will enable users to track these non-GAAP measures both gross and net of PGM recycling credits.

As applicable, in its future filings the Registrant will revise the title of each of these non-GAAP measures to clarify that the measures are before or net of PGM recycling credits. Any discrepancies between the PGM recycling credits and the reported profit from PGM recycling shown in the recycling business segment will be described and reconciled.

As noted in the response to Comment #7, an example of the proposed disclosure, including the adjustments proposed in Comments #7 and #8, is provided in the response to Comment #7 above. In addition, the Registrant will expand its Form 10-K Selected Financial Data (see page 57 of the Registrant’s 2012 Annual Report on Form 10-K) to provide the respective non-GAAP measures gross and net of these adjustments.

Consolidated Financial Statements and Supplementary Data, page 85

Consolidated Statements of Operations and Comprehensive Income, page 87

9. Your cost of metals sold ($623,871 for 2012) excludes depletion, depreciation and amortization. Please modify the description of this line item in future filings to highlight that it is exclusive of depletion, depreciation and amortization. Refer to SAB Topic 11B.

Response.

In its future SEC filings, the Registrant will modify its description of “costs of metals sold” to clarify that it excludes depletion, depreciation and amortization expenses.

Consolidated Statements of Cash Flows, page 89

10. In future filings, please revise the “Other” line item in your cash flows from operating activities section to present changes in other assets separately from changes in other liabilities.

Response.

In its future SEC filings, the Registrant will modify the “Other” line in its statement of cash flows to present changes in other assets separately from changes in other liabilities.

Note 2 – Summary of Significant Accounting Policies, page 91

Mineral Properties and Mine Development, page 92

11. You capitalize mine development costs “when it has been determined that a mineral property can be commercially developed.” Please tell us whether this coincides with establishing reserves (Industry Guide 7 compliant) or whether you capitalize costs prior to establishing reserves. Please also expand your future disclosure accordingly.

Response.

The Registrant does not capitalize mine development costs unless and until proven and probable ore reserves have been established in compliance with Industry Guide 7 and a determination has been made to proceed toward commercial development. The decision to “proceed toward commercial development” would normally follow completion of a favorable preliminary feasibility study addressing the Industry Guide No. 7 criteria, and would include a determination to proceed with engineering design and final feasibility. The Registrant will add language clarifying this practice in its future disclosures.

12. You disclose that your capitalized mineral property acquisition costs, mineral rights and mine development costs are amortized using the units-of-production method based on either the quantities of recoverable metal or the life of the mine (or shorter period). Please expand your future disclosure to clarify whether your recoverable quantities or life-of-mine estimates are based on the proven and probable reserves (Industry Guide 7 compliant) or some other mineralized material. Please provide us with a sample of your proposed future disclosure.

Response.

The Registrant will expand its future disclosure to clarify that its amortization rates are based on proven and probable reserves that are compliant with Industry Guide 7.

Controls and Procedures, page 115

Internal Controls Over Financial Reporting, page 115

13. Please tell us what impact the errors disclosed in Note 4 had on your assessment of internal controls over financial reporting (i.e. how you were able to conclude your internal controls were effective at December 31, 2012 despite these errors), especially since you did not disclosure any third- or fourth-quarter changes in your internal controls over financial reporting pursuant to Item 308(c) of Regulation S-K.

Response.

The Registrant currently bases its internal control structure on the 1992 COSO Internal Control – Integrated Framework. Upon identifying the immaterial balance sheet classification error that is reported in Note 4, the Registrant assessed the internal control over financial reporting implications and determined, after having completed the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 of the Exchange Act, that a significant deficiency existed as of the end of the third quarter 2012. Subsequently, during the fourth quarter 2012, the Registrant enhanced its internal control structure by implementing new internal controls to remedy the significant deficiency. Those newly-implemented internal controls were tested and determined to be operating effectively as of December 31, 2012. Because the deficiency identified during the third quarter 2012 had been remediated, this contributed to the Registrant’s overall conclusion that its internal control over financial reporting was effective as of December 31, 2012.

The Registrant did not report these changes in its internal control (pursuant to Item 308(c) of Regulation S-K), as it did not believe the changes materially affected its internal control over financial reporting. The changes made to the control structure to enhance the review of the balance sheet classifications were not viewed as a significant change. Because the changes made did not materially affect the Registrant’s internal control structure, it was not necessary to provide the disclosure that otherwise would be required by Item 308(c) of Regulation S-K.

*        *        *         *        *        *

In responding to these Staff comments, the Registrant and its management acknowledge the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the U.S. Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you may have with respect to the foregoing, to the undersigned at (406) 373-8730 or to Gregory A. Wing our Vice President, Chief Financial Officer who may be reached at (406) 373-8724.

Sincerely,

/s/ Michael McMullen

Michael McMullen

Chief Executive Officer and Director

Stillwater Mining Company